Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Fairway Private Equity & Venture Capital Opportunities Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate (per $1,000,000)	Amount of Filing Fee
Fees to Be Paid	$688,979.789(1)	$110.20	$75.93
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$688,979.789(1)
Total Fees Due for Filing			$75.93
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$75.93

(1)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the net asset value per Class I Share as of March 31, 2023.

Table 2: Fee Offset Claims and Sources

	Registrant or filer name	Form or filing type	File number	Initial filing date	Filing date	Fee offset claimed	Fee paid with fee offset source

Fee Offset Claims		X	X	X		X

Fee Offset Sources	X	X	X		X		X